SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 12 September 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X      Form 40-F _____
Enclosures: Sasol announces: Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
- record headline earnings per share – up 33%
- sasol O&S written down to fair value
- attributable earnings per share – up 9%, excluding O&S – up 40%
- major capital projects advanced – R13 billion
- gearing reduces from 37% to 29%
- total dividend up 31% to R7,10 per share

Reviewed consolidated results and declaration of dividend number 54 of
Sasol Limited for the year ended 30 June 2006
Comprehensive additional information is available on our website: www.sasol.com
Record headline earnings per share – up 33%
Sasol O&S written down to fair value
Attributable earnings per share – up 9%, excluding O&S – up 40%
Major capital projects advanced – R13 billion
Gearing reduces from 37% to 29%
Total dividend up 31% to R7,10 per share
A strong performance
Our attributable earnings for the financial year that ended on 30 June 2006 increased by 10% from
R9,4 billion to R10,4 billion. Our earnings per share of R16,73 and headline earnings per share of R22,93 were respectively 9% and 33% higher than those of the previous year.
We have, with effect from 30 June 2006, in accordance with International Financial Reporting Standard
(IFRS) 5, classified our Sasol Olefins and Surfactants (O&S) business as a disposal group held for sale.
On 5 September 2006, we announced a write-down of the value of O&S amounting to R2,8 billion, after tax, to reflect its fair value at 30 June 2006. This write-down follows due consideration of valuations undertaken and bids received from interested parties as part of the envisaged divestiture of the business.
Excluding O&S (including the write-down and impairments during the year of R0,9 billion), attributable earnings increased by 41% to R13,7 billion and earnings per share increased by 40% to R22,15.
Safety and operations
The group’s consolidated recordable case rate (RCR) improved significantly from 1,2 on 30 June 2005 to
0,7 on 30 June 2006, following the substantial interventions that were progressed during the year to improve our safety performance to world-class standards. The RCR measurement is recognised as the foremost safety performance metric in the global oil and petrochemical industries.
Generally, our plants operated efficiently during the year.
Higher international oil prices
Operating profit increased by R6,3 billion (44%) to R20,7 billion during the year under review. Higher international oil prices (average dated Brent US$62,45/b in 2006 versus US$46,17/b in 2005) boosted our operating profit by about R5,6 billion, taking into account the negative effect of the Sasol Synfuels oil production hedge of R1,0 billion incurred in the previous financial year. This benefit was further enhanced by the positive impact of a slightly weaker rand (average rate R6,41: US$1,00 in 2006 versus R6,21:
US$1,00 in 2005), which increased our operating profit by approximately R1,3 billion, including positive year-end currency translation effects.
Major capital projects advanced
Cash flow on capital projects amounted to R13,0 billion of which R8,4 billion (65%) was invested in our
South African operations. The major projects advanced include the fuel quality enhancement and polymer expansion project (Project Turbo) in South Africa, the Oryx gas-to-liquid (GTL) venture in Qatar and the Arya Sasol Polymers project in Iran.
The cost and scheduled commissioning dates of various projects completed or being advanced have been adversely affected by the shortage of engineering, fabrication and construction resources, as a page 2 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006 consequence of the significant increase in projects in execution around the world. The commissioning of the Oryx GTL plant has been delayed to the fourth quarter 2006 following damage during early commissioning to a supporting utility system.
Gearing reduced
Our gearing (net debt as a percentage of shareholders’ equity) reduced from 37% at 30 June 2005 to
29% (excluding O&S) at 30 June 2006.
Dividend increased
The final dividend declared of R4,30 per share brings the total dividend to R7,10 per share which represents a 31% increase compared to the previous year. The dividend cover of 2,3 is outside of our target range of 2,5 to 3,5 times, but when measured against earnings from continuing operations
(excluding the O&S write-down) is 3,1, which is within our target range.
Sasol Mining
The operating profit of Sasol Mining of R1 180 million was 5% lower than the previous year primarily because of lower coal export prices. Costs continued to be controlled to well within inflationary levels.
Sasol Synfuels
Primarily because of higher oil prices, Sasol Synfuels achieved an increase in operating profit of 79% to
R13 499 million. Production volumes were 1% higher than the previous year and we successfully met the national requirement for all fuels to be lead free from 1 January 2006.
Sasol Oil
Sasol Oil achieved a 29% increase in operating profit to R2 432 million, mainly because of higher refining margins. Our empowerment transaction with Tshwarisano LFB Investments (Pty) Limited (Tshwarisano)
was finalised following the prohibition by the Competition Tribunal of the proposed merger of our liquid fuels business with Engen. As a result, Tshwarisano acquired a 25% shareholding in Sasol Oil with effect from 1 July 2006. Pleasing progress was made during the year with the continued expansion of our retail network under both our Sasol and Exel brands.
Sasol Gas
Primarily driven by higher sales revenues, operating profit increased by 64% to R1 526 million, including a capital profit of R205 million. We achieved higher sales volumes both from an increase in consumption by our existing customers as well as through expanding our customer base.
On 1 July 2005, the South African Government – through its gas pipeline development company iGas –
acquired a 25% shareholding in Republic of Mozambique Pipeline Investments Company (Pty) Limited
(ROMPCO), which owns the natural gas pipeline between Mozambique and South Africa. Companhia
Mocambicana de Gasoduto (CMG), a state owned company in Mozambique, is also far advanced in exercising its option to acquire a 25% shareholding in ROMPCO. We expect this transaction to be finalised before the end of the calendar year.
Sasol Synfuels International
This business hosts the growth ambitions of the group relating to GTL and coal-to-liquid (CTL) ventures.
Its costs are associated with establishing and advancing the various opportunities that Sasol has to commercialise its proprietary Fischer Tropsch technology. An operating loss of R642 million was incurred in the year as a direct consequence of our increased activity in this respect.

page 3 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
The highlights of the year were the inauguration of the Oryx GTL joint venture in Qatar, the commencement of construction for the GTL venture in Nigeria and the signing of agreements to proceed with feasibility studies into two CTL projects in China.
Sasol Polymers
The higher cost of oil-related feedstock procured from Sasol Synfuels could not be fully recovered through higher polymer selling prices resulting in significantly lower margins. In difficult trading conditions,
Sasol Polymers achieved an operating profit of R822 million, which was 44% below the result of the previous year.
Sasol Solvents
Following the unprecedented fly-up in international solvents selling prices in the previous financial year, prices normalised this year and our operating profits reduced by 14% to R873 million. Productivity improvements and cost savings partly compensated for higher feedstock costs.
Other businesses
Sasol Nitro’s performance improved because of higher ammonia prices and pleasing results from our explosives business. The fertiliser business experienced trading difficulties because of lower sales volumes resulting from high maize inventories held by our customers and the delayed summer rains.
The performance of Sasol Wax improved relative to the previous year because of more stable production and strong global demand for all grades of our waxes.
Sasol Petroleum International achieved a very pleasing performance with operating profits increasing from R280 million to R600 million.
Profit outlook
We anticipate satisfactory growth in earnings in the new financial year assuming continuing high oil prices, a slightly weaker rand and no major disruptions in the markets in which we conduct our business.
We will commission substantial new production capacity (polymers and GTL) during the year which is expected to benefit our earnings in the 2008 financial year.
Basis of preparation and accounting policies
The condensed provisional consolidated financial statements for the year ended 30 June 2006 have been prepared in compliance with the Listings Requirements of the JSE Limited, International Financial
Reporting Standards (IFRS) and the South African Companies Act, 1973, as amended.
Except where otherwise disclosed, the accounting policies applied in the presentation of the condensed consolidated financial statements for the year ended 30 June 2006 are consistent with those applied for the year ended 30 June 2005.
Full details of the accounting policies applied, changes in comparative information and comprehensive notes will be set out in the audited consolidated financial statements for the year ended 30 June 2006.
The following accounting standards have been adopted with retrospective application:
·   IFRS2 Share based payment, which requires that the effects of share based payments be charged to income. Earnings and diluted earnings per share were reduced by R0,23 and R0,22 respectively for the year ended 30 June 2005; and
·   IFRS6 Exploration for and evaluation of mineral resources, which was adopted before it became mandatory and resulted in the reclassification of intangible assets attributable to exploration and page 4 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006 development to property, plant and equipment. The reclassification did not have any effect on reported earnings.
The effects of these changes have been applied retrospectively and consequently comparative information for the 2005 and 2004 financial years has been restated.
A number of other accounting standards were also adopted by the group during the year. The adoption of these standards did not have a significant impact on the financial results and financial position of the group.
The following comparative information for the 2005 financial year has been restated:
·   Short-term loans with fixed maturity dates, previously classified as bank overdraft, have been reclassified as short-term debt; and
·   Costs attributable to the arrangement of long-term debt financing, previously classified as long-
    term prepaid expenses, have been set off against long-term debt.
These condensed provisional consolidated financial statements have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The consolidated financial results are presented in rand, which is Sasol Limited’s functional and presentation currency.
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Significant acquisitions and disposals of businesses
Subsidiaries
On 1 July 2005, a 25% interest in Republic of Mozambique Pipeline Investments Company (Pty) Limited
was sold to iGas Limited (owned by the South African Government) for a consideration of R595 million and a profit of R205 million was realised.
In terms of a loan and security agreement with Lux International Corporation, Sasol Wax International AG
obtained effective control of the business. The business was previously accounted for as an associate and has, with effect from January 2006, been consolidated.
With effect from 30 November 2005, Sasol Limited acquired the remaining 2% in Sasol Oil (Pty) Limited for a consideration of R146 million.
Joint ventures
On 23 February 2006, the South African Competition Tribunal prohibited the proposed merger of Sasol
Oil (Pty) Limited and Engen Limited.
In terms of the joint operating agreement entered into between Sasol Petroleum Temane (SPT) and
Companhia Moçambicana De Hidrocarbenetos S.A.R.L. (CMH), CMH acquired a 30% participating interest in the central processing facility assets held by SPT on 1 April 2006 for a consideration of
US$65 million (R399 million) and SPT realised a loss of R82 million.
Disposal groups held for sale and discontinued operation
With effect from 30 June 2006, the O&S business unit was classified as a disposal group held for sale and the results reported as a discontinued operation. The income statement has been restated for all periods to exclude O&S from continuing operations and report these results as a single line item. In the page 5 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
2006 balance sheet the assets and liabilities of O&S have been classified as held for sale. The cash flow statement and 2005 balance sheet include both continuing and discontinued operations.
On classification as held for sale, the net assets of the business were written down by R3,2 billion
(R2,8 billion after tax) to the estimated fair value less costs to sell. The sale of the O&S business is expected to be completed within the next financial year.
We continue to classify our investment in FFS Refiners (Pty) Limited as an asset held for sale as progress has been made in advancing the sale of this business and it is anticipated that the disposal of this entity will be completed within the next financial year.
Post balance sheet date events
On 30 June 2006, Sasol announced that the R1,45 billion Tshwarisano broad based black economic empowerment transaction had been successfully concluded. In terms of the agreement, Tshwarisano has, with effect from 1 July 2006, acquired a 25% shareholding in Sasol Oil (Pty) Limited. Sasol is providing facilitation and support for Tshwarisano’s financing requirements which will significantly lower
Tshwarisano’s cost of borrowing. In addition, Sasol is also establishing and funding trusts within
Tshwarisano for the benefit of the under-privileged
The Sasol Polymers board approved the disposal of Sasol’s 50% share in DPI Holdings (Pty) Limited to
Dawn Limited for a consideration of R51 million. The transaction is subject only to the approval of the
South African Competition authorities and will become effective at the end of the month in which such approval is given.
The Sasol Nitro board approved the acquisition of the remaining 40% of Sasol Dyno Nobel (Pty) Limited for a consideration of US$ 31 million (approximately R222 million at 30 June 2006). The transaction is subject only to the approval of the South African Competition Tribunal and has been recommended to the
Tribunal by the South African Competition Commission. The transaction becomes effective five days after approval is received from the Tribunal.
A discussion document was released during July 2006 by a task team appointed by the South African
Minister of Finance to assess possible reforms to the fiscal regime applicable to windfall profits in South
Africa’s Liquid Fuel Energy Sector, with particular reference to the synthetic fuel industry. In response to the document published by the task team, on 10 August 2006, Sasol submitted a written submission assessing possible reforms to the fiscal regime. Sasol participated in the public hearings held during
August 2006 and is awaiting the outcome of the investigation.
Subject to the approval of shareholders at a general meeting convened for 3 October 2006, Sasol Limited proposes to acquire 60 111 477 Sasol Limited shares held by its subsidiary, Sasol Investment Company
(Pty) Limited and to subsequently cancel these shares. Except for the related transaction costs, the repurchase and cancellation of these shares will have no effect on the consolidated financial position of the group.
Review by KPMG Inc.
The condensed provisional consolidated balance sheet at 30 June 2006 and the related condensed provisional consolidated statements of income, changes in equity and cash flow for the year then ended have been reviewed by our auditors, KPMG Inc. Their unmodified review report is available for inspection at the registered office of Sasol Limited.

page 6 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006 principal foreign currency conversion rates
One unit of foreign currency equals
30 June 2006
30 June 2005
Rand/US$ (closing)
7,17
6,67
Rand/US$ (average)
6,41
6,21
Rand/euro (closing rate)
9,17
8,07
Rand/euro (average rate)
7,80
7,89
declaration of dividend number 54
The directors of Sasol Limited have declared a final dividend of R4,30 per share (2005: R3,10 per share)
for the year to 30 June 2006. The dividend has been declared in the currency of the Republic of South
Africa. The salient dates are:
To holders of ordinary shares:
Last day for trading to qualify for and participate in the
dividend (cum dividend)
Friday, 6 October 2006
Trading ex dividend commences
Monday, 9 October 2006
Record date
Friday, 13 October 2006
Dividend payment date (electronic and certified register)
Monday, 16 October 2006
On 16 October 2006, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Shareholders who have dematerialised their share certificates will have their accounts, at their Central
Securities Depository Participant or Broker credited on 16 October 2006.
Share certificates may not be dematerialised or rematerialised between Monday, 9 October 2006 and
Friday, 13 October 2006, both days inclusive.
To holders of American Depositary Receipts:
Ex dividend on New York Stock Exchange*
on or about
Wednesday, 11 October 2006
Record date
Friday, 13 October 2006
Approximate date for currency conversion
Tuesday, 17 October 2006
Approximate dividend payment date
Thursday, 26 October 2006
* subject to NYSE approval
On behalf of the board
PV Cox
L P A Davies
TS Munday
Chairman
Chief executive
Deputy chief executive
Sasol Limited, 12 September 2006

page 7 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
Forward-looking statements:
In this report we make certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results not yet determinable, relating, amongst other things, to exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. These are forward-looking statements as defined in the United States Private Securities Litigation Reform Act of 1995. Words such as
“believe”, “anticipate”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.Forward-
looking statements involve inherent risks and uncertainties and, if one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from such forward-looking statements are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 26 October 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and Sasol does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million.
The provisional financial statements are presented on a condensed consolidated basis.
Registered office:
Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196, P.O. Box 5486, Johannesburg 2000
Share registrars:
Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001.
P.O. Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700, Fax: +27 11 370 5271/2
Directors (non-executive):
P V Cox (Chairman), E le R Bradley, W A M Clewlow, B P Connellan, M S V Gantsho, A Jain
(Indian), I N Mkhize, S Montsi, T H Nyasulu, J E Schrempp (German)
(Executive):
L P A Davies (Chief executive), T S Munday (Deputy chief executive), K C Ramon (Chief Financial Officer), V N
Fakude, A M Mokaba
Company secretary:
N L Joubert
Company registration number:
1979/003231/06, Incorporated in the Republic of South Africa
JSE NYSE
Share codes:
SOL SSL
ISIN code:
ZAE000006896
US8038663006
American depositary receipt (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1
Depositary
:
The Bank of New York, 22nd floor, 101 Barclay Street, New York, N.Y. 10286, U.S.A.
website: www.sasol.com
e-mail: investor.relations@sasol.com

page 8 Reviewed consolidated results and declaration of dividend number 54 of Sasol
Limited for the year ended 30 June 2006
balance sheet
2006
2005
Restated
Rm
Rm
ASSETS
Property, plant, equipment
62 587
57 334
Goodwill
266
509
Intangible assets
834
1 116
Post-retirement benefit assets
80
300
Deferred tax assets
691
409
Other long-term assets
2 293
2 106
Non-current assets
66 751
61 774
Assets held for sale
12 115
41
Inventories
8 003
9 995
Trade and other receivables
12 067
12 370
Short-term financial assets
180
178
Restricted cash
584
1 002
Cash
3 102
2 509
Current assets
36 051
26 095
TOTAL ASSETS
102 802
87 869
EQUITY AND LIABILITIES
Shareholders' equity
52 352
43 533
Minority interest
379
253
Total equity
52 731
43 786
Long-term debt
15 021
12 845
Long-term provisions
3 463
2 954
Post-retirement benefit obligations
2 461
2 970
Long-term deferred income
1 698
763
Deferred tax liabilities
6 053
6 286
Non-current liabilities
28 696
25 818
Liabilities in disposal group held for sale
5 479
-
Short-term debt
2 721
5 614
Short-term financial liabilities
514
792
Other current liabilities
12 219
11 572
Bank overdraft
442
287
Current liabilities
21 375
18 265
TOTAL EQUITY AND LIABILITIES
102 802
87 869
at 30 June

page 9 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
income statement
for the year ended 30 June
2006
2005
Restated
Rm
Rm
CONTINUING OPERATIONS
Turnover
63 850
52 497
Cost of sales and services rendered
(33 093)
(28 493)
Gross profit
30 757
24 004
Non-trading income
191
233
Marketing and distribution expenditure
(3 561)
(3 477)
Administrative expenditure
(3 070)
(3 031)
Other operating expenditure
(3 839)
(3 439)
Translation gains
254
93
Operating profit
20 732
14 383
Dividends and interest received
317
106
Income from associates
135
185
Borrowing costs (net of amounts capitalised)
(456)
(427)
Profit before tax
20 728
14 247
Taxation
(6 819)
(4 411)
Profit from continuing operations
13 909
9 836
DISCONTINUED OPERATIONS
Net loss from discontinued operations
(3 360)
(289)
Profit
10 549
9 547
Attributable to
Shareholders
10 373
9 437
Minority interests in subsidiaries
176
110
10 549
9 547
Rand
Rand
Basic earnings per share
Attributable earnings basis
16,73
15,37
from continuing operations
22,15
15,85
from discontinued operations
(5,42)
(0,48)
Headline earnings basis
22,93
17,27
from continuing operations
22,47
16,94
from discontinued operations
0,46
0,33
Diluted earnings per share (cents)
1
Attributable earnings basis
16,42
15,11
from continuing operations
21,74
15,58
from discontinued operations
(5,32)
(0,47)
Headline earnings basis
22,50
16,97
from continuing operations
22,05
16,65
from discontinued operations
0,45
0,32
Dividends per share (cents)
 - interim
2,80
2,30
- final
4,30
2
3,10
7,10
5,40
1. Taking the Sasol Share Incentive Scheme into account.
2. Declared subsequent to 30 June 2006 and has been presented for information purposes only. No provision regarding this final dividend has been recognised.

page 10 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended 30 June 2006
for the year ended 30 June
2006
2005
Restated
Rm
Rm
Opening balance as previously reported
43 530
35 027
Share based payment - prior year adjustment
3
2
Restated opening balance
43 533
35 029
Negative goodwill written off
-
610
Shares issued
431
311
Attributable earnings
10 373
9 437
as previously reported 9 573
effects of changes in accounting policies (136)
Increase in share based payment reserve
169
137
Dividends paid
(3 660)
(2 856)
Increase in foreign currency translation reserve
1 147
313
Increase in cash flow hedge accounting reserve
359
552
Closing balance
52 352
43 533
Comprising
Share capital
3 634
3 203
Share repurchase programme
(3 647)
(3 647)
Retained earnings
51 748
45 035
Share based payment reserve
780
611
Foreign currency translation reserve
(189)
(1 336)
Investment fair value reserve
2
2
Cash flow hedge accounting reserve
24
(335)
Shareholders' equity
52 352
43 533
changes in equity statement

page 11 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended
30 June 2006
2006
2005
Restated
Rm
Rm
Cash receipts from customers
80 853
68 263
Cash paid to suppliers and employees
(56 473)
(49 451)
Cash generated by operating activities
24 380
18 812
Investment income
444
169
Borrowing costs paid
(1 745)
(1 523)
Tax paid
(5 389)
(3 753)
Dividends paid
(3 660)
(2 856)
Cash available from operating activities
14 030
10 849
Additions to property, plant and equipment
(13 026)
(12 420)
Acquisition of businesses
(147)
-
Cash acquired on acquisition of businesses
(113)
-
Disposal of businesses
587
36
Cash disposed of on disposal of businesses
(1)
(94)
Cash in disposal group held for sale
(472)
-
Other investing activities
572
251
Cash utilised in investing activities
(12 600)
(12 227)
Share capital issued
431
311
Dividends paid to minority shareholders
(75)
(64)
Increase in long-term debt
1 305
4 165
Decrease in short-term debt
(2 938)
(2 144)
Cash effect of financing activities
(1 277)
2 268
Effect of translation of cash of foreign operations
(133)
(175)
Increase in cash and cash equivalents
20
715
Cash and cash equivalents at beginning of year
3 224
2 509
Cash and cash equivalents at end of year
3 244
3 224
Comprising
- restricted cash
584
1 002
- cash
3 102
2 509
- bank overdraft
(442)
(287)
3 244
3 224
for the year ended 30 June
cash flow statement

page 12 Reviewed consolidated results and declaration of dividend number
54 of Sasol Limited for the year ended 30 June 2006
2006
2005
Restated
Rm
Rm
Turnover
63 850
52 497
Purchased materials and services
(32 072)
(28 092)
Value added
31 778
24 405
Investment income
452
291
Wealth created
32 230
24 696
Employees
7 647
6 845
Providers of equity capital
3 836
2 966
Providers of loan capital
1 638
1 361
Government
6 584
4 177
Reinvested in the group
12 525
9 347
Wealth distribution
32 230
24 696
value added statement
for the year ended 30 June

page 13 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended
30 June 2006
2006
2005
Restated
Selected ratios
Return on equity %
21,6
24,0
Return on total assets %
18,5
18,2
Operating margin %
32,5
27,4
Borrowing cost cover times
10,1
9,7
Dividend cover times
2,3
2,8
Dividend cover from continuing operations times
3,1
2,9
Share statistics
Total shares in issue million
683,0
676,9
Treasury shares (share repurchase programme) million
60,1
60,1
Weighted average number of shares million
620,0
613,8
Diluted weighted average number of shares million
631,7
624,4
Share price (closing) Rand
275,00
180,80
Market capitalisation Rm
187 825
122 379
Net asset value per share Rand
84,05
70,58
Other financial information
Total debt (incuding bank overdraft)
- interest bearing
Rm
17 884
18 745
- non-interest bearing Rm
300
1
Borrowing costs capitalised Rm
1 439
1 106
Capital commitments
13 866
19 169
- authorised and contracted Rm
28 060
26 679
- authorised, not yet contracted Rm
6 306
7 740
- less expenditure to date Rm
(20 500)
(15 250)
Guarantees and contingent liabilities
- total amount
Rm
33 212
33 122
- liability included on balance sheet Rm
12 106
11 230
Significant items in operating profit
- employee costs
Rm
7 647
6 845
- depreciation and amortisation of non-current assets Rm
3 399
3 177
- operating lease charges Rm
319
232
Directors' remuneration Rm
33
26
Share options granted to directors - cumulative '000
1 506
1 205
Effective tax rate %
32,9
31,0
Employees number
31 460
30 004
Average crude oil price - dated Brent US$/barrel
62,45
46,17
Average Rand/US$ exchange rate 1US$ = Rand
6,41
6,21
The reader is referred to the definitions contained in the 2005 Sasol Limited annual financial statements.
salient features

page 14 Reviewed consolidated results and declaration of dividend number 54 of Sasol Limited for the year ended
30 June 2006
2006
2005
Restated
Rm
Rm
Profit from continuing operations
13 909
9 836
Less minority interest
(176)
(110)
Effect of capital items of continuing operations
129
703
Impairment of assets
155
556
Reversal of impairment
(140)
-
Profit on disposal of assets
(146)
(94)
Scrapping of property, plant and equipment
260
274
Profit on sale of participation rights in GTL project
-
(33)
Tax effects
67
(31)
Headline earnings of continuing operations
13 929
10 398
Net loss from discontinued operations
(3 360)
(289)
Effect of capital items of discontinued operations
4 143
572
Impairment of assets
912
522
Fair value write-down
3 196
-
Profit on disposal of assets
14
34
Scrapping of property, plant and equipment
21
16
Tax effects
(498)
(204)
Deferred tax asset written off
-
122
Headline earnings of discontinued operations
285
201
Headline earnings
14 214
10 599
Capital items per business unit
Rm
Rm
Mining
(16)
23
Synfuels
(187)
(110)
Oil
(8)
(63)
Gas
138
-
Synfuels International
-
33
Polymers
(17)
(12)
Solvents
105
(593)
Other
(144)
19
Continuing operations
(129)
(703)
Discontinued operation - Olefins & Surfactants
(4 143)
(572)
(4 272)
(1 275)
headline earnings

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol
Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Date: 12 September 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary